Exhibit 11

STERLING BANCORP AND SUBSIDIARIES
Statement Re: Computation of Per Share Earnings

	Three Months Ended March 31,

	2007	2006

Income from continuing operations, net of tax	$3,571,673	$6,484,892
Loss from discontinued operations, net of tax	(91,971)	(44,759)

Net income available for common shareholders	$3,479,702	$6,440,133

Weighted average common shares outstanding	18,645,423	18,783,299
Add dilutive effect of:
Stock options	482,633	562,315

Adjusted for assumed diluted computation	19,128,056	19,345,614

Income from continuing operations, net of tax, per average common share:
Basic	$0.19	$0.34

Diluted	$0.19	$0.33

Loss from discontinued operations, net of tax, per average common share:
Basic	$—	$—

Diluted	$(0.01)	$—

Net income per average common share:
Basic	$0.19	$0.34

Diluted	$0.18	$0.33

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